SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                             FORM 6-K

                      Report of Foreign Issuer

                Pursuant to Rule 13a-16 or 15d-16 of

                the Securities Exchange Act of 1934


                 For the month of April 30, 2002

                  Titan Trading Analytics Inc.
         ------------------------------------------------------
        (Translation of registrant's name into English)

      201 Selby Street, Nanaimo, British Columbia, V9R 2R2
        -------------------------------------------------------
            (Address of principal executive offices)
[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F

     [indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.]

                        Yes               No  X


                              SIGNATURES

     Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Titan Trading Analytics Inc.
                                 -------------------------------
                                        (Registrant)

Date   March 28,2002              By   "Michael B. Paauwe"
    -----------------                ---------------------------
                                   Michael B. Paauwe, President

July 28, 2002

To:  Alberta Securities Commission
     British Columbia Securities Commission
     Canadian Venture Exchange

Dear Sirs:

Re:  Titan Trading Analytics Inc. (the "Company")

We confirm that the attached BCFORM51-901F, together with Schedules A, B and C thereto, was mailed by pre-paid mail on July 28, 2002 to all of the registered shareholders of the common shares of the Company and all persons on the supplemental mailing list.
We are providing this material to you in compliance with regulations made under the Securities Act.

Sincerely yours,
TITAN TRADING ANALYTICS INC.
"JENNIFER GEE"
PER:
Ms. Jennifer Gee, Chief Financial Officer

Tel:   (250) 758-4954
Fax:  (250) 758-1189

British Columbia                   QUARTERLY AND YEAREND REPORT
Securities Commission                      BCFORM51-901F
-------------------------------------------------------------------
ISSUER DETAILS                |  FOR QUARTER ENDED  | DATE OF REPORT
NAME OF ISSUER                |    April 30, 2002   | (Y/M/D)
Titan Trading Analytics Inc   |                     | 02/06/28
-------------------------------------------------------------------
ISSUER'S ADDRESS
3473 Ellis Place
-------------------------------------------------------------------
CITY     PROVINCE | POSTAL  | ISSUER FAX NO    | ISSUER TELEPHONE NO.
                  | CODE    |                  |
Nanaimo  BC       | V9T 4Y6 | 250-758-8322     | 250-758-4954
-------------------------------------------------------------------
CONTACT PERSON    | CONTACT'S POSITION         | CONTACT TELEPHONE NO
Jennifer Gee      | Chief Financial Officer    | 250-758-4954
-------------------------------------------------------------------
CONTACT EMAIL ADDRESS              | WEBSITE ADDRESS
jgee@titantrading.com              | www.titantrading.com
-------------------------------------------------------------------
CERTIFICATE
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.
-------------------------------------------------------------------
DIRECTOR'S SIGNATURE  |  PRINT FULL NAME      |    DATE SIGNED
"MICHAEL B. PAAUWE"   |  Michael B. Paauwe    |    02/06/28
-------------------------------------------------------------------
DIRECTOR'S SIGNATURE  |  PRINT FULL NAME      |    DATE SIGNED
"MICHAEL GOSSLAND"    |  Michael Gossland     |    02/06/28
------------------------------------------------------------------

                  TITAN TRADING ANALYTICS INC.
                          SCHEDULE A
                   SUPPLEMENTARY INFORMATION
                  PERIOD ENDED APRIL 30, 2002

                TITAN TRADING ANALYTICS INC.
       (Incorporated under the laws of British Columbia)

              CONSOLIDATED INTERIM BALANCE SHEET

         CURRENT QUARTER UNDER REVIEW, APRIL 30, 2002
         WITH COMPARATIVES FIGURES AT APRIL 30, 2001
                     (CANADIAN DOLLARS)


ASSET
                                     April          October
                                     2002            2001
                                     -----          -------
Current Assets
Cash and short-term investments    $  158,439    $  375,417
Accounts receivable                     4,091         3,813
Prepaid expenses                          700         1,934
                                   ------------------------
                                      163,229       381,164
Software and systems
development (net)                     264,473       224,250

Capital assets (net)                   35,526        42,490
                                   ------------------------
                                   $  463,229    $  647,904

LIABILITIES
Current Liabilities
Accounts payable and accrued
Liabilities                        $   30,328    $   32,707
Share subscriptions receivable              0             0
                                   ------------------------
                                       30,328        32,707

SHAREHOLDERS' EQUITY
Share capital                      $3,715,938    $3,715,938
Deficit                            (3,283,038)   (3,100,741)
                                   ------------------------
                                   $  463,229    $   647,904
                                   -------------------------
Approved by the Directors

(signed)  Michael Paauwe      Director


(signed)  Michael Gossland    Director

See accompanying notes to the consolidated financial statements
            PREPARED BY MANAGEMENT WITHOUT AUDIT

                 TITAN TRADING ANALYTICS INC.
  CONSOLIDATED INTERIM STATEMENT OF OPERATIONS AND DEFICIT

         CURRENT QUARTER UNDER REVIEW, APRIL 30, 2002
          WITH COMPARATIVES FIGURES AT APRIL 30, 2001
                    (CANADIAN DOLLARS)

Revenue
                           Three months              Six months
                                  ended                   ended
                         2002      2001          2002      2001
                         --------------          --------------
Software licenses
and Subscriptions     $   9,347   $   7,452   $  26,336   $  23,898
Trading Income                0           0           0           0
                      ---------------------------------------------
                      $   9,347   $   7,452   $  26,336   $  23,898

Expenses
Advertising, marketing
and promotion             2,810       1,610       9,499       6,346
Amortization             26,405      25,045      44,408      50,089
Bank charges                595         523       1,409       1,352
Directors' fees               0           0           0       5,000
Foreign exchange loss     1,229        (105)      1,333           0
Investor relations        1,949         132      15,724         132
Management fees          13,425      15,750      24,975      31,500
Office                    8,339      11,731      10,929      18,839
Professional fees         2,791      39,765       7,433      41,117
Rent                      1,375       1,350       2,765       2,725
Salaries and benefits    38,865      34,319      79,598      83,911
System testing            7,567           0       7,567           0
Telephone                 1,643       2,340       3,592       4,615
Travel                        0         136           0       7,515
                       --------------------------------------------
                       $106,993   $ 132,596   $ 209,232   $ 253,277

Interest and
Other Income                 152       4,008        600       8,627

Net loss for
the period              (97,495)   (121,136)   (182,297)   (220,752)

Deficit beginning
of period            (3,100,741) (2,434,449) (3,100,741) (2,434,449)
                    ------------------------------------------------
Deficit end
of period           $(3,198,236)$(2,555,585)$(3,283,038)$(2,655,201)
                    ------------------------------------------------


See accompanying notes to the consolidated financial statements
           PREPARED BY MANAGEMENT WITHOUT AUDIT

                 TITAN TRADING ANALYTICS INC.
         CONSOLIDATED INTERIM STATEMENT OF CASH FLOW

         CURRENT QUARTER UNDER REVIEW, APRIL 30, 2002
         WITH COMPARATIVES FIGURES AT APRIL 30, 2001
                   (CANADIAN DOLLARS)

                                  Three months          Six months
                                         ended               ended
                             2002         2001    2002        2001
                             -----------------    ----------------
Cash from operating
activities

Net loss for
the period             $(97,495)  $(120,686)  $(182,297)  $(220,752)

Item not involving
cash
Amortization             26,405      25,045      44,409      50,089
                       --------------------------------------------
                        (71,090)     (95,941)  (137,888)   (170,663)

Net change in non-
cash working
capital balances         (1,255)      (5,805)    (1,423)    (11,325)
                       --------------------------------------------
                        (69,834)    (101,446)  (139,310)   (181,988)

Cash used in investing
activities

Acquisition of
capital assets                0      (10,195)         0     (14,406)
Software & Systems
Development             (39,689)     (55,217)   (77,668)   (104,889)
                      ---------------------------------------------
                        (39,689)     (65,412)   (77,668)   (119,295)

Cash from financing
activities

Share subscriptions
received and Issuance
of Common Shares              0      128,000          0     340,000
                      ---------------------------------------------
                              0      128,000          0     340,000

Increase in cash
during the period      (109,52)      (38,858)  (216,978)     38,717

Cash and short-term
investments, beginning
of the period           375,417      610,398    375,417     610,398
                      ---------------------------------------------
Cash and short-term
investments, end of
period                 $265,894     $571,540   $158,439    $649,115
                      ---------------------------------------------

See accompanying notes to the consolidated financial statements
           PREPARED BY MANAGEMENT WITHOUT AUDIT

Notes to the Interim Financial Statements Ended APRIL 30, 2002:

Note 1. Interim financial statements:

The unaudited management prepared financial statements of Titan
Trading Analytics Inc. covering the nine month period ended April
2002 reflect all adjustments which are necessary to a fair statement of results for the interim period presented, on a basis consistent with prior periods reported.

Note 2. United States accounting principles:

This note summarizes the material variations in the accounting principles; practices and methods between Canadian and United
States generally accepted accounting principles (GAAP) and how these variations impact the financial statements.

a)  Balance sheet

There are no differences between United States generally accepted accounting principles and Canadian generally accepted accounting principles that would result in material changes to the balance sheet.

b)  Short-term investments

Under United States generally accepted accounting principles, short-term investments are recorded at market value. At April 30, 2002 there were no differences between the cost and the market value of the short-term investments.

c)  Escrow shares

Under United States generally accepted accounting principles, the 3,000,000 common shares of the Company held in escrow are considered contingent shares because the conditions for issuance are not currently met and will not be met by the mere passage of time. If these shares are ever released from escrow, to the extent their fair market value exceeds their issuance price, compensation expense would be recognized at that time by the Company.

d)  Cost of sales

Under United States generally accepted accounting principles costs of sales are required to be separately disclosed. The cost of sales for software sales and trading income in the current and comparable prior interim three-month period is comprised of:

                                       Apr 2002      Apr 2001
Amortization of software and systems
Development                             $44,409       $42,095
Delivery                                    889           842
                                        -------       -------
Cost of sales                           $45,298       $42,937

e)  Foreign currency translation

The application of the temporal method of foreign currency translation used by the Company under Canadian generally accepted accounting principles does not result in material differences from United States generally accepted accounting principles.

f)  Loss per share

Under United States generally accepted accounting principles (US GAAP), the loss per share is calculated on the basis that the weighted average number of shares outstanding during the year excludes shares that are considered contingent shares. This means the 3,000,000 escrow shares are excluded from the calculation under US generally accepted accounting principles. On that basis, calculation of the loss per share for the current reporting period under US generally accepted accounting principles is as follows.

During the six month period ended April 30, 2002 the weighted average number of shares outstanding was 9,812,966. 3,000,000 of that total are escrow shares.
Therefore, under US GAAP, the loss per share for the nine months period ended April 30, 2002 is $0.02 per share (for the comparative period ended April 30, 2001, the loss was $0.02 per share).

g)  Development stage enterprise

Under United States generally accepted accounting principles the Company is considered to be a development stage enterprise and all revenues and expenses and cash flows from inception to the reporting date are to be reported.

The Company's consolidated revenue and expenses from incorporation on November 30, 1993 to April 30, 2002 are:


Revenue

Software licenses and subscriptions           $   254,125
Trading income                                     41,044
                                              -----------
                                                  295,169

Expenses
Advertising, marketing and promotion              488,695
Amortization                                      883,309
Bank charges                                       14,995
Capital taxes                                      11,507
Consulting                                         30,000
Directors' fees                                    20,000
Financing fees                                     23,683
Foreign exchange loss                               4,583
Investor relations                                217,609
Management fees                                   455,787
Office                                            130,797
Professional fees                                 209,494
Rent                                               46,846
Research and development                          372,043
Salaries and benefits                             630,411
System testing                                     85,350
Telephone                                          47,474
Travel                                            107,269
                                              -----------
                                                3,779,852
                                              -----------
                                               (3,484,683)
Interest and other income                         201,646

Net loss for the period and deficit
Accumulated during the development stage      $(3,283,037)

The Company's cash flows from incorporation on November 30, 1993 to April 30, 2002 are:

Cash flows from (used in) operating activities

Net loss for the period                      $(3,283,038)
Adjustments for:
Amortization                                     883,310
Foreign exchange gain                                (17)
                                             -----------
                                              (2,399,745)
Net change in non-cash working
capital balances
Increase in accounts receivable                   (4,091)
Increase in prepaid expenses                        (700)
Increase in accounts payable and
accrued liabilities                               30,328
                                             -----------
Cash used in operating activities             (2,374,208)

Cash flows used in investing activities
Software and system development                 (947,877)
Acquisitions of capital assets                  (235,432)
                                             -----------
Cash used in investing activities             (1,183,309)

Cash flows from (used in) financing activities
Share subscriptions received                           0
Issuance of common shares                      3,857,027
Share issue costs                               (141,089)
                                             -----------
Cash from financing activities                 3,715,938

Foreign exchange gain on cash held in
foreign currency                                      17
                                             -----------
Net increase in cash during the period       $   158,439

h)  Stock options

Under United States generally accepted accounting principles, granting of stock options to directors, officers and employees may give rise to a charge to income for compensation. The company has prepared its financial statements in accordance with APB 25 under which stock options are measured by the intrinsic value method whereby directors, officers and employee compensation cost is limited to the excess of the quoted market price at date of grant over the option exercise price. Since the exercise price was equal to or less than the quoted market price at the dates the stock options were granted, there was no compensation cost to be recognized.

3.  Subsequent events

a)  Stock Options Re-pricing

Pursuant to the provisions of the existing approved Stock
Option Plan of the Company, the following options has been approved by the TSX on June 20, 2002 to have their exercise price reduced from $0.61 to $0.25. There is no proposed change in the Stock Option Plan to the existing vesting period, nor is any change proposed in the existing term on existing stock options.


Name of holder       Stock Options          expiry date
----------------------------------------------------------
Michael B. Paauwe      375,000            January 16, 2006
Michael Gossland       360,000            January 16, 2006
Paul Shatzko           140,000            January 16, 2006
John Austin            200,000            January 16, 2006
Jennifer Gee            30,000            January 16, 2006
                     ---------
                     1,105,000

                   Titan Trading Analytics Inc.
                          Schedule B
                    Supplementary Information
           For the period under review April 30, 2002

1. Analysis of expenses and deferred costs for the current year to date:

Software and systems development
Cost - October 31, 2001balance             $    947,877
Current period - November 1, 2001to
April 30, 2002                                   77,668
                                           ------------
                                           $  1,025,545

Accumulated amortization -
October 31, 2000 balance                   $   (723,627)
Current period - November 1, 2001
to April 30, 2002                               (37,445)
                                           ------------
                                           $   (761,072)

Software and systems development (net)     $    264,473

2.  Related party transactions as at April 30, 2002:

Expenditures to parties not dealing at arm's length made during the year to date period:

Management contracts:
1.  Michael B. Paauwe & Associates     (a) $49,950
2.  Michael Gossland & Associates      (b) $45,000

These amounts are included in management fees expense, as well as in capitalized amounts of software and systems during the period, which are subject to amortization.

3.  Securities issued and options granted during the period:  NIL

4. Summary of securities as at the end of the reporting period as at April 30, 2002:

Authorized share capital                 100,000,000 common shares
Issued share capital                       9,812,966 common shares

Options reserved for future issuance       1,515,000 common shares
Warrants reserved for future issuance        680,000 common shares
Fully diluted                             12,007,966 common shares

Stock Options Granted as at April 30, 2002:

Name                   No of shares     Per Share      Expiry Date
                       under Options    (old rate)
------------------------------------------------------------------
Michael B. Paauwe        430,000          $0.61       Jan 16, 2006
Michael Gossland         415,000          $0.61       Jan 16, 2006
Paul Shatzko             290,000          $0.61       Jan 16, 2006
Robert Shatzko           130,000          $0.61       Jan 16, 2006
John Austin              210,000          $0.61       Jan 16, 2006
Jennifer Gee              30,000          $0.61       Jan 16, 2006
John Austin               10,000          $0.50       May 8, 2006
                      ----------
                       1,515,000

Summary of securities as at June 28, 2002:

Authorized share capital                 100,000,000 common shares
Issued share capital                       9,812,966 common shares

Options reserved for future issuance       1,835,000 common shares
Warrants reserved for future issuance        680,000 common shares
Fully diluted                             12,327,966 common shares

Stock Options at June 28, 2002

Name                    No of shares      Per Share    Expiry Date
                        under Options    (old rate)
------------------------------------------------------------------
Michael B. Paauwe         375,000          $0.25      Jan 16, 2006
Michael Gossland          360,000          $0.25      Jan 16, 2006
Paul Shatzko              140,000          $0.25      Jan 16, 2006
Robert Shatzko            100,000          $0.25      Jan 16, 2006
John Austin               200,000          $0.25      Jan 16, 2006
Jennifer Gee               60,000          $0.25      Jan 16, 2006
Roland Kreilein           190,000          $0.25      Jan 16, 2006
Edward Colson             190,000          $0.25      Jan 16, 2002
David Baird               190,000          $0.25      Jan 16, 2002
John Austin                10,000          $0.50      May 8, 2006
Linda Martin               20,000          $0.50      May 8, 2006
                        ---------
                        1,835,000


Warrants Outstanding as at April 30, 2002:

550,000 warrants       $0.61     To January 10, 2003
130,000 warrants       $0.61     To January 28, 2003
-------
680,000 Total warrants

Escrow shares - TTN Escrow Capital Corp.   3,000,000 common shares

5)  Directors:
Michael Paauwe
Michael Gossland
Paul Shatzko
John Austin
Edward Colson
Roland Kreilein
David Baird

Officers:
Michael Paauwe - President
Michael Gossland - Vice-President/Secretary
Jennifer Gee - Chief Financial Officer

                TITAN TRADING ANALYTICS INC.
                        SCHEDULE C
                 SUPPLEMENTARY INFORMATION
                PERIOD ENDED APRIL 30, 2002

                TITAN TRADING ANALYTICS INC.
MANAGEMENT DISCUSSION - QUARTER ENDED April 30th, 2002

Our efforts in the last quarter were aimed at preparing our MarketWatch products for release in an increasingly difficult market environment. We are very excited at the recent progress on our product development. By the end of June 2002 we have finally got a high quality online version of our MarketWatch charting program that can be released and distributed at a very competitive pricing structure.

The next major steps are to start to conclude a series of content sales and licensing negotiations, to establish channels of distribution for the products and to complete a private placement financing to be able to take these new products to market.

Analysis of financial results for the period:
--------------------------------------------
During the three month period ended April 30th, 2002, the loss for the period was $97,495 compared to a loss of $121,136 for the same period last year. Total expenses were $25,603 lower than in the same period last year due to reduced staffing and management costs.

Total income from the three months period was $9,347 compared to $7,452 for the same period last year from Software licenses and subscriptions.

$69,834 cash was used in operations during the period, compared to $101,446 in the previous year. We spent $39,689 on software development. Please refer to the Schedules attached for more details.

Liquidity
---------
At the end of the period the Company had total assets of $463,229, cash balances of $158,439 and net working capital of $132,901. We are continuing to seek new equity financings and new strategic partners to enable us to profit from our online publications and the use of our trading software.

An improving economy in early 2002 has started to reduce the economic uncertainty and business risk, however, capital formation remains difficult in the current business environment. In the event that the company is unable to complete addition equity placements of its securities as planned and announced, this would have an adversely material impact on our ability to continue as a going-concern.

However, we remain confident in our current prospects and opportunities and expect new progress on initiatives to improve shareholder value very soon.


Michael Paauwe, President

Jennifer Gee, Chief Financial Officer

June 28th, 2002

* CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The discussion in this report contains forward-looking statements. In some cases you can identify forward-looking statements by terminology such as "may", "will", "should", "could", "expects"," plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of such terms and other comparable terminology. Our forward-looking statements include, without limitation, statements about our market opportunity, our strategies, competition, expected activities and expenditures as we pursue our business plan, and the adequacy of our available cash resources. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Titan remains a development stage company. The events of September 11, 2001 caused stock market and economic conditions to deteriorate and this has added significant additional unforeseen risks to those factors previously and currently disclosed by the Company. The information set forth in our SEC filings under the headings "Description of Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations", identify important additional risk factors that could materially and adversely affect our actual results and performance. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement. Moreover, neither we nor anyone else assumes responsibility for the accuracy and completeness of such statements. We undertake no obligation to publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.